Exhibit 99.1

ATA Reports 2018 Third Quarter Financial Results

Company to Hold Conference Call on Thursday, November 8, 2018, at 8 p.m. ET

Beijing, China, November 8, 2018 (NY) / November 9, 2018 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a company focused on providing students with quality educational experiences and services in China and abroad, today announced preliminary unaudited financial results for the three months ended September 30, 2018.

Recent Operating & Financial Highlights

•                  ATA paid a special cash dividend of US$6.00 per ADS on August 24, 2018, in connection with the final closing of the sale of its former subsidiary ATA Online (Beijing) Education Technology Co, Ltd. (“ATA Online”) (the “Transaction”).

•                  ATA continues working toward completing the acquisition of Beijing Biztour International Travel Service Co., Ltd. (“Beijing Biztour”), a provider of international educational study tour and travel services for students in China who are interested in overseas study tours primarily in the U.S., United Kingdom, and Australia, and anticipates closing in the fourth quarter of 2018. Details related to the anticipated acquisition were announced in an August 16, 2018, press release.

•                  ATA’s Board of Directors approved the Second Amendment and Restatement of 2008 Employee Share Incentive Plan in October 2018, which primarily serves to extend the plan’s term, expand the option pool thereunder, and change the number of common shares automatically added to the option pool each calendar year during its term.

•                  RMB214.3 million (US$31.2 million) in cash and cash equivalents as of September 30, 2018

ATA’s Corporate Status

In connection with the completion of the Transaction, ATA no longer conducts the testing development and delivery business previously operated by ATA Online. After payment of the US$6.00 per ADS special cash dividend to existing shareholders of ATA, remaining proceeds received from the Transaction totaled approximately US$31.2 million in cash as of September 30, 2018, which ATA intends to use to explore potential merger and acquisition opportunities in the education sector, such as the acquisition of Beijing Biztour, while continuing to support the Company’s remaining businesses, including:

(i)                                     development of K-12 education assessment tools and content;

(ii)                                  collaboration with Nanjing University in connection with Project Shuang Chuang;

(iii)                               collaboration with the Education and Research Institute of Tsinghua University on several research projects; and

(iv)                              strategic investments in certain education technology companies.

Management Commentary

Mr. Jack Huang, ATA’s President, stated, “Having completed the final closing of the Transaction during the third quarter of 2018, we are now fully focused on ATA and its future. Our long-term goal is to leverage ATA’s expertise in assessment/education technologies and services, as well as our industry relationships, to scale the growth of well-established education enterprises to expand our presence in China and beyond, transforming ATA into a leading international education service provider. The anticipated acquisition of Beijing Biztour is one such opportunity, and our initial goal is to increase outreach to support a growing population of students seeking learning experiences outside the classroom, specifically the educational international travel programs. While we are working closely with Beijing Biztour to complete the acquisition, we continue to explore other merger and acquisition opportunities within the education sector and support the remaining portion of ATA’s businesses. This month, we appointed Ms. Nan Sun who previously served as general manager of EURASIA Education, a subsidiary of New Oriental, as the new CEO of Beijing Biztour. Ms. Sun has over 18 years of experience in the international education space and US market. We believe her vision and insight will prove valuable as we look to leverage ATA’s resources to expand Beijing Biztour’s educational study tour business.”

Mr. Huang continued, “ATA intends to maintain its listing status on the Nasdaq Stock Market and continues working to maximize shareholder interests by enhancing the value of our Company. Our management team has a history of successfully returning capital to shareholders, and we expect to utilize our strong financial position to continue pursuing opportunities in the education industry. We believe our expertise in assessment/learning technologies and reputation within the education sector will allow us to take advantage of exciting prospects within the growing and evolving education sector in China.”

GAAP Results

Impact of ATA Online Transaction on the Company’s Financial Statements

Due to the closing of the Transaction, balance sheet items related to the disposed business lines will no longer be consolidated into ATA’s financial statements as of September 30, 2018. For the periods presented in this press release, the results of discontinued operations, less applicable income taxes, pertaining to the time period prior to the disposal date are reported as two separate components of income (loss) on the consolidated statements of comprehensive income (loss): 1) loss from operations of discontinued operations, net of income taxes, and 2) gain from disposal of discontinued operations, net of income taxes.

ATA recognized a gain from the disposal of discontinued operations, net of income taxes, of RMB913.0 million (US$132.9 million) for the nine months ended September 30, 2018. Income tax incurred for the disposal of discontinued operations was RMB211.7 million (US$30.8 million) for the nine months ended September 30, 2018, of which RMB122.7 million (US$17.9 million) and RMB89.1 million (US$13.0 million) were incurred in the three months ended June 30, 2018, and September 30, 2018, respectively.

2018 Third Quarter

ATA’s total net revenues for the three months ended September 30, 2018, were RMB1.1 million (US$0.2 million), compared to RMB2.1 million in the prior-year period. This decrease was primarily due to the reclassification of approximately RMB1.5 million in rental income from net revenues to other operating income, net, as a result of the adoption of new revenue guidance ASC 606, effective January 1, 2018. Related costs of approximately RMB0.5 million were also reclassified from cost of revenues to other operating income, net.

Loss from continuing operations, net of income taxes, for the three months ended September 30, 2018, improved to RMB1.5 million (US$0.2 million), compared to RMB14.5 million in the prior-year period, primarily due to the reversal of RMB9.3 million in deferred taxes accrued for discontinued operations.

Income from discontinued operations, net of income taxes, for the three months ended September 30, 2018, was RMB1.0 billion (US$147.8 million), compared to a loss of RMB2.1 million in the prior-year period, primarily due to an RMB1.0 billion gain from the disposal of discontinued operations, net of income taxes.

Balance Sheet Highlights

As of September 30, 2018, ATA’s cash and cash equivalents were RMB214.3 million (US$31.2 million), working capital was RMB200.5 million (US$29.2 million), and total shareholders’ equity was RMB293.5 million (US$42.7 million); compared to RMB53.5 million, RMB225.1 million, and RMB365.1 million, respectively, as of December 31, 2017.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 p.m. Eastern Time on Thursday, November 8, 2018, during which management will discuss the results of the quarter ended September 30, 2018. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 339-2688
International (Toll):	+1 (617) 847-3007

	Toll-Free	Local Access
China:	(800) 990 1344	(400) 881 1630
Hong Kong:		3002 1672

Participant Passcode:	47700595

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/28159.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is focused on providing quality educational experiences and services for students throughout China and abroad. ATA aims to offer online and on-campus education programs through a network of global education partners. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding the Transaction, ATA’s future growth and results of operations, ATA’s plans for mergers and acquisitions generally, the anticipated benefits to ATA’s expansion efforts into the international education studies market, the anticipated acquisition of Beijing Biztour, and the ability of ATA and Beijing Biztour to cooperate effectively and to introduce offerings and build partnerships.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to leverage its existing competency-focused assessment and education service capabilities, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its nine-month transition period ended December 31, 2017, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the nine-month transition period ended December 31, 2017.

The preliminary results for the quarter ended September 30, 2018, remain subject to the finalization of the Company’s year-end closing and reporting processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter ended September 30, 2018, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.8680 to US$1.00, the noon buying rate as of September 30, 2018, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. GAAP, ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Katherine Yao, Senior Associate
+86 10 6587 6435
kyao@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,	September 30,
	2017	2018	2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	53,478,494	214,311,852	31,204,405
Accounts receivable, net	52,907	412,783	60,102
Prepaid expenses and other current assets	3,270,988	5,261,579	766,101
Convertible bond	—	14,289,135	2,080,538
Assets classified as held for sale	310,014,014	—	—
Total current assets	366,816,403	234,275,349	34,111,146

Long-term investments	70,021,699	72,771,699	10,595,763
Property and equipment, net	42,302,632	40,197,548	5,852,875
Intangible assets, net	6,088,483	4,739,434	690,075
Other assets	4,004,039	14,502,408	2,111,591
Assets classified as held for sale	79,208,251	—	—
Total assets	568,441,507	366,486,438	53,361,450

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	—	15,000,000	2,184,042
Accrued expenses and other payables	28,018,521	17,427,040	2,537,426
Deferred revenues	2,443,302	1,393,700	202,927
Liabilities classified as held for sale	111,304,107	—	—
Total current liabilities	141,765,930	33,820,740	4,924,395

Deferred revenues	799,145	676,593	98,514
Deferred income tax liabilities	22,797,747	—	—
Liabilities classified as held for sale	1,701,675	—	—
Total liabilities	167,064,497	34,497,333	5,022,909

Mezzanine equity-redeemable non-controlling interests	36,304,276	38,455,363	5,599,208

Shareholders’ equity:
Common shares	3,534,871	3,534,871	514,687
Treasury shares	(27,737,073)	(27,737,073)	(4,038,595)
Additional paid-in capital	389,897,690	413,855,709	60,258,548
Accumulated other comprehensive loss	(26,850,955)	(38,133,927)	(5,552,407)
Retained earnings (Accumulated deficit)	25,884,905	(57,985,838)	(8,442,900)
Total shareholders’ equity attributable to ATA Inc.	364,729,438	293,533,742	42,739,333
Non-redeemable non-controlling interests	343,296	—	—
Total shareholders’ equity	365,072,734	293,533,742	42,739,333
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	568,441,507	366,486,438	53,361,450

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	September 30,	September 30,	September 30,
	2017	2018	2018
	RMB	RMB	USD
Net revenues	2,131,655	1,085,095	157,993
Cost of revenues	916,115	1,446,334	210,590
Gross profit (loss)	1,215,540	(361,239)	(52,597)

Operating expenses:
Research and development	5,093,738	4,165,581	606,520
Sales and marketing	1,689,314	1,405,475	204,641
General and administrative	9,624,066	7,002,864	1,019,638
Total operating expenses	16,407,118	12,573,920	1,830,799
Other operating income, net	—	961,613	140,014
Loss from continuing operations	(15,191,578)	(11,973,546)	(1,743,382)
Other income (expense):
Share of net loss of equity method investments	(423,651)	—	—
Interest income, net of interest expenses	472,799	634,102	92,327
Foreign currency exchange gain, net	2,281	572,019	83,288
Loss from continuing operations before income taxes	(15,140,149)	(10,767,425)	(1,567,767)
Income tax expense (benefit)	(688,191)	(9,291,959)	(1,352,935)
Loss from continuing operations, net of income taxes	(14,451,958)	(1,475,466)	(214,832)
Discontinued operations:
Loss from operations of discontinued operations, net of income taxes	(2,069,530)	(20,266,946)	(2,950,924)
Gain from disposal of discontinued operations, net of income taxes	—	1,035,617,392	150,788,787
Income (loss) from discontinued operations, net of income taxes	(2,069,530)	1,015,350,446	147,837,863
Net income (loss)	(16,521,488)	1,013,874,980	147,623,031
Net loss attributable to redeemable non-controlling interests from continuing operations	(424,615)	(775,073)	(112,853)
Net income (loss) attributable to non-redeemable non-controlling interests from discontinued operations	(138,007)	174,114	25,351
Net income (loss) attributable to ATA Inc.	(15,958,866)	1,014,475,939	147,710,533
Net loss from continuing operations attributable to ATA Inc.	(14,027,343)	(700,393)	(101,979)
Net income (loss) from discontinued operations attributable to ATA Inc.	(1,931,523)	1,015,176,332	147,812,512

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(154,844)	(11,041,461)	(1,607,668)
Comprehensive income (loss) attributable to ATA Inc.	(16,113,710)	1,003,434,478	146,102,865

Basic and diluted earnings (losses) per common share attributable to ATA Inc.	(0.34)	21.83	3.18
Basic and diluted earnings (losses) per ADS attributable to ATA Inc.	(0.68)	43.66	6.36
Basic and diluted losses from continuing operations per common share attributable to ATA Inc.	(0.30)	(0.34)	(0.05)
Basic and diluted earnings (losses) from discontinued operations per common share attributable to ATA Inc.	(0.04)	22.17	3.23
Basic and diluted losses from continuing operations per ADS attributable to ATA Inc.	(0.60)	(0.68)	(0.10)
Basic and diluted earnings (losses) from discontinued operations per ADS attributable to ATA Inc.	(0.08)	44.34	6.46

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Nine-month Period Ended
	September 30,	September 30,	September 30,
	2017	2018	2018
	RMB	RMB	USD
Net revenues	5,615,070	1,380,670	201,029
Cost of revenues	3,316,462	4,114,677	599,108
Gross profit (loss)	2,298,608	(2,734,007)	(398,079)

Operating expenses:
Research and development	14,163,662	13,019,380	1,895,658
Sales and marketing	4,120,536	3,707,404	539,808
General and administrative	29,079,241	31,893,670	4,643,808
Total operating expenses	47,363,439	48,620,454	7,079,274
Other operating income, net	—	2,814,544	409,805
Loss from continuing operations	(45,064,831)	(48,539,917)	(7,067,548)
Other income (expense):
Share of net loss of equity method investments	(1,457,312)	—	—
Change in fair value of long-term investment	—	2,750,000	400,408
Interest income, net of interest expenses	1,288,860	1,086,783	158,238
Foreign currency exchange gain (loss), net	(643,294)	990,459	144,214
Loss from continuing operations before income taxes	(45,876,577)	(43,712,675)	(6,364,688)
Income tax expense (benefit)	21,112,306	(22,797,748)	(3,319,416)
Loss from continuing operations, net of income taxes	(66,988,883)	(20,914,927)	(3,045,272)
Discontinued operations:
Loss from operations of discontinued operations, net of income taxes	(12,207,027)	(16,518,181)	(2,405,092)
Gain from disposal of discontinued operations, net of income taxes	—	912,963,071	132,929,975
Income (loss) from discontinued operations, net of income taxes	(12,207,027)	896,444,890	130,524,883
Net income (loss)	(79,195,910)	875,529,963	127,479,611
Net loss attributable to redeemable non-controlling interests from continuing operations	(544,469)	(2,251,809)	(327,870)
Net loss attributable to non-redeemable non-controlling interests from discontinued operations	(539,111)	(10,607)	(1,544)
Net income (loss) attributable to ATA Inc.	(78,112,330)	877,792,379	127,809,025
Net loss from continuing operations attributable to ATA Inc.	(66,444,414)	(18,663,118)	(2,717,402)
Net income (loss) from discontinued operations attributable to ATA Inc.	(11,667,916)	896,455,497	130,526,427
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(1,346,488)	(11,282,972)	(1,642,832)
Comprehensive income (loss) attributable to ATA Inc.	(79,458,818)	866,509,407	126,166,193

Basic and diluted earnings (losses) per common share attributable to ATA Inc.	(1.83)	18.78	2.73
Basic and diluted earnings (losses) per ADS attributable to ATA Inc.	(3.66)	37.56	5.46
Basic and diluted losses from continuing operations per common share attributable to ATA Inc.	(1.58)	(1.05)	(0.16)
Basic and diluted earnings (losses) from discontinued operations per common share attributable to ATA Inc.	(0.25)	19.83	2.89
Basic and diluted losses from continuing operations per ADS attributable to ATA Inc.	(3.16)	(2.10)	(0.32)
Basic and diluted earnings (losses) from discontinued operations per ADS attributable to ATA Inc.	(0.50)	39.66	5.78

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Nine-month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2018	2017	2018
	RMB	RMB	RMB	RMB

GAAP net income (loss) attributable to ATA Inc.	(15,958,866)	1,014,475,939	(78,112,330)	877,792,379
Share-based compensation expenses	4,995,707	8,301,400	14,085,876	13,605,254
Foreign currency exchange loss (gain), net	(2,281)	(1,493,037)	635,877	(6,250,539)
Non-GAAP net income (loss) attributable to ATA Inc.	(10,965,440)	1,021,284,302	(63,390,577)	885,147,094

GAAP earnings (losses) per common share attributable to ATA Inc.
Basic and diluted	(0.34)	21.83	(1.83)	18.78

Non-GAAP earnings (losses) per common share attributable to ATA Inc.
Basic and diluted	(0.23)	21.98	(1.51)	18.94